# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0001990517
Persons authorized to receive notices and communications: R01 FUND LP, 1111 Lincoln Road,, Suite 500, Miami Beach,, Florida (FL), 33139, 585-747-8720

## Reporting persons
- R01 Fund LP (CIK 0001990517): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,164,117; sole dispositive power 0; shared dispositive power 1,164,117; aggregate amount beneficially owned 1,164,117 (16.2% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 1,164,117 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025.
- R01 Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,164,117; sole dispositive power 0; shared dispositive power 1,164,117; aggregate amount beneficially owned 1,164,117 (16.2% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 1,164,117 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025.
- R01 Capital Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,164,117; sole dispositive power 0; shared dispositive power 1,164,117; aggregate amount beneficially owned 1,164,117 (16.2% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 1,164,117 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025.
- Michael Kazley: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,164,117; sole dispositive power 0; shared dispositive power 1,164,117; aggregate amount beneficially owned 1,164,117 (16.2% of the class)
  Comment: R01 Fund LP's beneficial ownership of the reported securities is comprised of 220,663 shares of the Issuer's Series D Non-Voting Convertible Preferred Stock, which is convertible into a maximum of 1,164,117 shares of the Issuer's Common Stock. The reported securities may also be deemed beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. All percentage calculations herein are based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NovaBay Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608

## Item 2. Identity and Background
Name of person filing: This statement is filed by R01 Fund LP ("R01 LP"), R01 Capital LLC ("R01 Capital"), R01 Capital Manager LLC ("R01 Capital Manager"), and Michael Kazley (together, the "Reporting Persons"). R01 Capital is the general partner of R01 LP. R01 Capital Manager is the investment manager for R01 Capital. Michael Kazley is the managing member of R01 Capital Manager.
Residence or business address: The principal business address of each of the Reporting Persons is 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139.
Present principal occupation or employment: The principal business of each Reporting Person is: R01 Fund LP, Investment fund; R01 Capital LLC and R01 Capital Manager LLC, advisor to R01 Fund LP; Michael Kazley, Investment manager.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: R01 LP is a Delaware limited partnership. R01 Capital is a Delaware limited liability company. R01 Capital Manager is a Delaware limited liability company. Michael Kazley is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: R01 LP used working capital to purchase the Preferred Stock (as defined below) pursuant to the Purchase Agreement (as defined below) for an aggregate purchase price of $6,000,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to work with the Issuer to pursue strategic opportunities to drive value for the Stockholders (as defined below).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer's management, the Board, other holders of shares of Common Stock, industry analysts or existing or potential strategic partners and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and Board composition or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may include customary standstill provisions.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the Issuer's management and Board, price levels of the shares of Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), selling or otherwise disposing some or all of their shares of Common Stock (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Persons' respective partners, members or beneficiaries, as applicable) or engaging in hedging or similar transaction with respect to the Common Stock, in each case, in open market or private transactions, block sales or otherwise to the extent permitted under applicable law. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons each beneficially own an aggregate of 1,164,117 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 16.2% of the outstanding shares of Common Stock, based on the aggregate of 6,010,749 shares of Common Stock outstanding as of October 1, 2025, as reported in the Issuer's Registration Statement on Form S-3, which was filed with the Securities and Exchange Commission on October 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0.00

2. Shared power to vote or direct vote: 1,164,117

3. Sole power to dispose or direct the disposition: 0.00

4. Shared power to dispose or direct the disposition: 1,164,117
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 9, 2025, R01 LP and Framework Ventures IV L.P. ("Framework" and together with R01 LP, the "Purchasers") entered into a certain Securities Purchase Agreement with David Lazar (the "Seller"), pursuant to which the Purchasers agreed to acquire from the Seller all of Seller's right, title and interest in (i) an aggregate of 441,325 shares of Series D Preferred Stock for $9,850,000 and (ii) the rights and obligations to purchase 268,750 shares of the Issuer's Series E Non-Voting Convertible Preferred Stock (such shares of Series D Preferred Stock and Series E Non-Voting Convertible Preferred Stock, the "Preferred Stock") for an additional $2,150,000 payable to the Issuer (the agreement, the "Purchase Agreement"). The closing of the transactions contemplated by the Purchase Agreement is subject to the approval by the Issuer's stockholders (the "Stockholders") of proposals 5 and 9 set forth in the Issuer's Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission on September 23, 2025, at the Issuer's 2025 Annual Meeting of Stockholders to be held on October 16, 2025, as well as certain other customary closing conditions. The Purchasers have the ability to waive such closing conditions. In connection with the Purchase Agreement, the Issuer agreed to perform its covenants and obligations pursuant to a certain Securities Purchase Agreement dated as of August 19, 2025 between the Issuer and the Seller for the benefit of the Purchasers. The Preferred Stock is subject to certain conversion limitations as described below.

The Preferred Stock may only be converted into shares up to an aggregate of 19.99% of the outstanding shares of Common Stock of the Issuer until such time, if ever, that Stockholder approval for such conversion or exercise, is obtained. Upon such approval by the Stockholders. each share of Preferred Stock will be convertible into 160 shares of Common Stock per share of Preferred Stock, or an aggregate of 113.6 million shares of Common Stock.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Securities Purchase Agreement, dated as of October 9, 2025, by and among R01 Fund LP, Framework Ventures IV L.P. and David Lazar.
Exhibit 99.2: Joint Filing Agreement, dated as of October 15, 2025, by and among R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley.

## Signatures
- R01 Fund LP: /s/ Michael Kazley, Michael Kazley / Principal (10/15/2025)
- R01 Capital LLC: /s/ Michael Kazley, Michael Kazley / Managing Member (10/15/2025)
- R01 Capital Manager LLC: /s/ Michael Kazley, Michael Kazley / Managing Member (10/15/2025)
- Michael Kazley: /s/ Michael Kazley, Michael Kazley (10/15/2025)